SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Nikola Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

654110105
(CUSIP Number)

Haeyoung Lee
Green Nikola Holdings LLC
300 Frank W. Burr. Blvd., Suite 52
Teaneck, NJ 07666
201-347-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 654110105	Page 1

1	NAMES OF REPORTING PERSONS Green Nikola Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,130,385
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,130,385
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,130,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

 * All percentages of Common Stock (as defined below) outstanding contained herein are based on 360,904,478 shares of Common Stock outstanding as of June 3, 2020.

CUSIP No.: 654110105	Page 2

1	NAMES OF REPORTING PERSONS Hanwha General Chemical USA Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,130,385
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,130,385
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,130,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

CUSIP No.: 654110105	Page 3

1	NAMES OF REPORTING PERSONS Hanwha Energy USA Holdings Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,130,385
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,130,385
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,130,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

Item 1.	Security and Issuer.
This report on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Nikola Corporation (formerly known as VectoIQ Acquisition Corp. (“VectoIQ”)), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4141 E Broadway Road, Phoenix, Arizona 85040.
Item 2.	Identity and Background.
(a) – (c), (f) This Schedule 13D is filed jointly by (i) Green Nikola Holdings LLC, a Delaware limited liability company (“GNH”); (ii) Hanwha General Chemical USA Corp., a Delaware corporation (“Hanwha General”); and (iii) Hanwha Energy USA Holdings Corp., a Delaware corporation (“Hanwha Energy”) (collectively, GNH, Hanwha General and Hanwha Energy are sometimes referred to as the “Reporting Persons”). Hanwha General and Hanwha Energy are the only two members of GNH. The address of the principal business and principal office of each of the Reporting Persons is 300 Frank W. Burr. Blvd., Suite 52, Teaneck, NJ 07666.
The principal business of each of GNH and Hanwha General is investment and management of investments. The primary business of Hanwha Energy is the development of solar facilities.
Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Except as otherwise designated on Annex A, each of the Covered Persons is a citizen of the United States of America.
(d) – (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Consideration.
The information contained above in Item 1 of this Schedule 13D is incorporated herein by reference.
On June 3, 2020 (the “Closing Date”), the Issuer consummated a merger pursuant to a Business Combination Agreement, dated March 2, 2020 (the “Business Combination Agreement”), by and among VectoIQ, VCTIQ Merger Sub Corp., a wholly-owned subsidiary of VectoIQ incorporated in the State of Delaware (“Merger Sub”), and Nikola Subsidiary Corporation, a Delaware corporation (formerly known as Nikola Corporation) (“Legacy Nikola”). Pursuant to the terms of the Business Combination Agreement, a business combination between the Issuer and Legacy Nikola was effected through the merger of Merger Sub with and into Legacy Nikola, with Legacy Nikola surviving as the surviving company and as a wholly-owned subsidiary of VectoIQ (the “Merger”). Immediately prior to the Merger, each share of Legacy Nikola preferred stock that was issued and outstanding was automatically converted into a share of Legacy Nikola common stock, par value $0.00001 per share (“Legacy Nikola Common Stock”), such that each converted share of Legacy Nikola preferred stock was no longer outstanding and ceased to exist, and each holder of Legacy Nikola preferred stock thereafter ceased to have any rights with respect to such securities. Immediately prior to the Merger, the holders of Legacy Nikola Common Stock received 1.901 shares of Common Stock for each share of Legacy Nikola Common Stock. The Common Stock now trades on the Nasdaq Stock Market under the Symbol “NKLA.”

GNH purchased 11,641,444 shares of Series C Preferred Stock of Legacy Nikola on November 9, 2018, for an aggregate purchase price of $100,000,003.96, with funds received from Hanwha General and Hanwha Energy.
Item 4.	Purpose of Transaction.
The information contained above in Item 1 and Item 3 of this Schedule 13D is incorporated herein by reference.
The Reporting Persons hold the securities of the Issuer for strategic investment purposes. For such purposes, GNH entered into a Commercial Framework Agreement with Legacy Nikola, effective as of November 9, 2018 (the “Framework Agreement”), in connection with GNH’s subscription for and purchase of the Legacy Nikola shares. Pursuant to the Framework Agreement, GNH agreed to provide services to Legacy Nikola and Legacy Nikola agreed to make certain commitments to GNH (“Projects”) pursuant to statements of work. The Framework Agreement is in effect until the expiration or termination of all Projects, or GNH reducing its equity position in the Issuer below 50% percent of the number of shares acquired in November 2018. The Framework Agreement may be terminated by either party for cause (with thirty days to cure such breach) or bankruptcy, or GNH may terminate the Framework Agreement if the Issuer fails to render any payment due to GNH for more than sixty days or undergoes a change of control without the prior written consent of GNH.
Sooyean (Sophia) Jin, senior director of venture investments of Hanwha Holdings (USA) Inc., was a member of Legacy Nikola's board of directors since May 2019 and continues as a director of the Issuer following the Merger.
Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, depending on their assessment of the factors described above, the Reporting Persons may, from time to time, modify their present intentions as stated in this Item 4.

Item 5.	Interest in Securities of the Issuer.
GNH directly holds and beneficially owns 22,130,385 shares of the Issuer’s Common Stock, representing 6.1% of the Issuer’s outstanding Common Stock, based upon 360,904,478 shares of Common Stock outstanding, as of June 3, 2020, as stated in the Issuer’s Current Report on Form 8-K, dated as of June 8, 2020.
Hanwha General and Hanwa Energy, by virtue of being members of GNH and sharing investment and voting power over GNH’s Common Stock, may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), the 22,130,385 shares of the Issuer’s Common Stock held directly by GNH.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information contained above in Item 4 of this Schedule 13D is incorporated herein by reference.
In connection with the Merger, the Issuer, certain persons and entities holding founder shares and private units of VectoIQ and certain stockholders of Legacy Nikola, including GNH, entered into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”). In accordance with the terms of the Registration Rights and Lock-Up Agreement, subject to certain exceptions, GNH’s Common Stock is locked-up for 180 days, which started as of June 3, 2020. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, GNH may demand at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register Issuer securities held by GNH. The Registration Rights and Lock-Up Agreement also provides GNH with “piggy-back” registration rights, subject to certain requirements and customary conditions. A copy of the Registration Rights and Lock-Up Agreement is included with this Schedule 13D as Exhibit 99.2 and is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated as of June 15, 2020, among Green Nikola Holdings LLC, Hanwha General Chemical USA Corp. and Hanwha Energy USA Holdings Corp.
99.2
Registration Rights and Lock-Up Agreement by and among VectoIQ Acquisition Corp. and certain stockholders of VectoIQ Acquisition Corp., dated June 3, 2020 (incorporated by reference to Exhibit A to Exhibit 2.1 of the Current Report on Form 8-K filed on March 3, 2020 by Nikola Corporation).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: June 15, 2020

GREEN NIKOLA HOLDINGS LLC

/s/ Haeyoung Lee
Haeyoung Lee, Manager and President

HANWHA GENERAL CHEMICAL USA CORP.

/s/ Howoo Shin
Howoo Shin, President

HANWHA ENERGY USA HOLDINGS CORP.

/s/ Henry Yun
Henry Yun, President and CEO

ANNEX A
Executive Officers and Directors of Green Nikola Holdings LLC
Business Address: c/o Green Nikola Holdings LLC, 300 Frank W. Burr. Blvd., Suite 52, Teaneck, New Jersey 07666.
Name:	Principal Occupation:
Haeyoung Lee (citizen of South Korea)	Director / President / Secretary
Jemin Hong (citizen of South Korea)	Treasurer

Executive Officers and Directors of Hanwha General Chemical USA Corp.
Business Address: c/o Green Nikola Holdings LLC, 300 Frank W. Burr. Blvd., Suite 52, Teaneck, New Jersey 07666.
Name:	Principal Occupation:
Howoo Shin (citizen of South Korea)	President
Haeyoung Lee (citizen of South Korea)	Director / Secretary
Jemin Hong (citizen of South Korea)	Treasurer

Executive Officers and Directors of Hanwha Energy USA Holdings Corp.:
Business Address: c/o Green Nikola Holdings LLC, 300 Frank W. Burr. Blvd., Suite 52, Teaneck, New Jersey 07666.
Name:	Principal Occupation:
Henry Yun	Director / President and CEO
Carolyn Byun	Director / Secretary
Jason Doyeop Kim (citizen of South Korea)	Director / Treasurer